Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Xeris Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-229587 and 333-225802) of Xeris Pharmaceuticals, Inc. of our report dated March 6, 2019, with respect to the balance sheets of Xeris Pharmaceuticals, Inc. as of December 31, 2018 and 2017, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K of Xeris Pharmaceuticals, Inc.
/s/ KPMG LLP

Chicago, Illinois
March 6, 2019